                                                                    Exhibit 4.10
                                                (Unofficial English translation)



                                    ALCATEL

                      ARTICLES OF ASSOCIATION AND BY-LAWS

                                     PART I

                            FORMATION OF THE COMPANY
               PURPOSE - COMPANY NAME - REGISTERED OFFICE - TERM


ARTICLE 1

The Company, made up of holders of existing shares and shares that may be issued in the future, is a societe anonyme governed by the provisions of the law of July 24, 1966, all other statutory provisions in effect and the present articles of association and bylaws.

ARTICLE 2

The purpose of the Company in France and all other countries shall be:

To carry out all activities in the electrical, electronic and related industries, provide all services and pursue all activities which for technical, industrial or commercial reasons may relate to the above mentioned industries or services or contribute to their development.

Within the sphere of activity defined above, the Company may in particular carry on activities of all kinds regarding:

raw materials, prepared materials, components and units, parts and semi finished products, finished products and devices, group of devices, all types and sizes of assembly incorporating groups of devices, all works, all techniques, all services.

The Company may carry out indirectly operations related to its technical, industrial, commercial or service activities. To this end, the Company may create all companies, associations, partnerships or other companies, acquire interests in all companies limited by shares or private companies, make all contributions and subscriptions, make all purchases or sales of securities, equity interests or corporate rights.

In general, the Company may carry out all industrial, commercial, financial, real estate or other operations directly or indirectly related to such activities.

The Company may also acquire an interest of any form whatsoever in all French or foreign undertakings or organizations.




ARTICLE 3

The Company name is:

                              ALCATEL


ARTICLE 4

The registered office shall be situated at 54, rue la Boetie, 75008 Paris.

The Board of Directors may transfer the registered office within the same town or to a neighbouring department subject to ratification by the next ordinary Shareholders' meeting.

The transfer of the registered office to any other place may only be decided by the extraordinary Shareholders' meeting.

ARTICLE 5

The term of the Company shall be ninety years as of July 1, 1987.



                                    PART II
                        SHARE CAPITAL - SHARES - PAYMENT

ARTICLE 6

The share capital is set at EUR 1,987,145,960. It is made up of 198,714,596 shares with a nominal value of EUR 10 each.

ARTICLE 7

The share capital may be increased on one or more occasions through the creation of new shares by contribution in kind, incorporation of company reserves, premiums of profits or cash contribution pursuant to a resolution of an extraordinary Shareholders' meeting deliberating under the statutory quorum and majority conditions for such meetings.

However, any decision to create new shares following a capital increase by incorporation of reserves, profits or issue premiums shall be made by the extraordinary Shareholders' meeting under the statutory quorum and majority conditions for ordinary Shareholders' meeting. Such meetings shall set the issue terms for new shares as required by law and to this end shall grant the Board of Directors such powers as it may deem necessary.

The extraordinary Shareholders' meeting may also resolve to increase the share capital by issuing transferable securities giving entitlement to receive securities representing a portion of the company's share capital under the terms set out in Article 16. The ordinary Shareholders' meeting may also resolve a capital increase following payment of dividend in shares under the terms of Article 36. Such meetings shall set the issue terms for the transferable securities as required by law and to this end shall grant the Board of Directors such powers as it may deem necessary.

In the event of a capital increase by issue of cash shares or of transferable securities giving entitlement to receive securities representing a portion of the share capital, existing shareholders who have made the required payments shall have an irreducible preferential subscription right to such new shares or transferable securities in proportion to the nominal value of their shares, except where the competent Shareholders' meetings decide otherwise under the conditions laid down by law.

ARTICLE 8

Unless the Shareholders' meeting, or Board of Directors as the case may be, decides otherwise, cash shares issued pursuant to a capital increase shall be paid as follows: upon subscription, at least one quarter of the nominal value and, where relevant, the entire issue premium the remainder, within the statutory time limit, at such dates and in such proportions as the Board of Directors shall decide.

Calls to pay in capital shall be published in one of the Paris journals of legal notices at least ten days in advance.

ARTICLE 9

Late payment shall as of right incur interest of ten per cent per annum in favour of the Company as of the due date without legal action being necessary.

ARTICLE 10

Shares shall be registered until fully paid up.

Fully paid up shares shall be registered or bearer shares as the shareholder chooses, subject to the provisions of (2) below. Further to the statutory requirement to notify the Company of certain percentage share holdings, any shareholder, natural or legal person holding a number of Company shares equal to or in excess of:

(1) 0.5% of the total number of shares must, within 15 days of passing such threshold, notify the Company by letter, fax or telex of the total number of shares owned. This requirement applies to each successive 0.5% threshold up to 2.5% inclusive.

(2) 3% of total shares must, within five trading days of reaching such threshold, apply to register all his shares. This registration requirement applies to all shares already held and to such shares as may be acquired subsequently in excess of the above mentioned threshold. A copy of the registration application sent to the Company by letter or fax within fifteen days of passing such threshold shall be deemed equivalent to a declaration that the statutory threshold has been reached. The same procedure shall be followed each time a further 0.5% threshold is passed up to a maximum of 50%.

Calculation of the thresholds in (1) and (2) above shall include indirectly held shares and shares equivalent to existing shares as defined in Article 356-1 and seq. of the law on companies.

Shareholders must certify that all securities owned or held as defined in the preceding paragraph are included in each such declaration and must also indicate the date(s) of acquisition.

Should shareholders not comply with the provisions set forth in (1) and (2) above, voting rights for shares exceeding the declarable thresholds shall, at the request of one or more shareholders holding at least 3% of share capital, be withdrawn under the conditions and within the limits laid down by law.

Shareholders whose share holding falls below one of the thresholds provided in
(1) and (2) above must also notify the Company within fifteen days and under the same terms.

Shares shall be materialized by registration in the owner's name in the books of the issuing Company or of an authorized intermediary.

Transfers of registered securities shall be made from one account to another. The registration, transfer and disposal of securities shall be carried out in accordance with the laws and regulations in force.

Where the parties are not exempted from such formalities by law, the Company may require certification of signed declarations, transfer or assignment orders in accordance with the laws and regulations in force.

The Company may, in accordance with the laws and regulations in force, request from all organizations or authorized intermediaries any information concerning shareholders or holders of securities with immediate or future voting rights, their identity and the number of securities they hold.

ARTICLE 11

Each share shall give entitlement to company assets and distribution of profits in the proportions set out in Articles 35 and 39 below, with the exception of rights attached to shares of different categories that may be created.

Tax charges shall be levied as a whole on all shares without distinction, such that each share in a same category shall give entitlement to payment of the same net amount on any distribution or reimbursement made during the Company's term or on liquidation.

Shareholders shall be liable only up to the nominal amount of each share held. Any call to pay in capital in excess of such amount is prohibited.


ARTICLE 12

Dividends and income from shares issued by the Company shall be paid under the conditions authorized or provided for by the regulations in force and in such a way as the Shareholders' meeting or, failing that, the Board of Directors, shall decide.

ARTICLE 13

Rights and obligations shall remain attached to a share regardless of who holds the share.

Ownership of a share entails as of right acceptance of the Company articles of association and bylaws and of resolutions of the Shareholders' meeting.

ARTICLE 14

Shares are indivisible with regard to the Company: joint owners of shares must be represented by a single person. Shares with usufruct must be identified as such in the share registration.

ARTICLE 15

Creditors of a shareholder may not, by whatsoever means, cause the goods or assets of the Company to be placed under seal, divided or sold by auction and may not interfere in any way with the Company's management. In the exercise of their rights they must rely on company records and resolutions of Shareholders' meeting.


                                    PART III
          COMPOSITE AND NON-COMPOSITE BONDS, WARRANTS, AND SECURITIES

ARTICLE 16

The Company may contract loans according to its needs by issuing short, medium or long term bonds or warrants. Except where by law particular financial products require the express decision or authorization of the Shareholders' meeting, the decision shall be made by the ordinary Shareholders' meeting or Board of Directors.

However, the Board of Directors, authorized by the Shareholders' meeting, may be given the necessary powers to issue bonds on one or more occasions within a five year period, to set the terms and conditions of issue, interest rate, remuneration method, maturity and repayment amount of the bonds. Where relevant, the Board shall grant all mortgage or other guarantees and shall carry out issues in the best interests of the Company.

The Board of Directors, duly authorized by the extraordinary Shareholders' meeting, may be given the necessary powers to issue transferable securities giving entitlement by conversion, exchange, reimbursement, presentation of a warrant or by any other means to receive, at any time or at a given date, securities representing a portion of share capital issued for that purpose.

Unless the Board of Directors or Shareholders' meeting decides otherwise, the rules concerning the form and transfer of shares set out above shall apply to all transferable securities of whatever kind issued by the Company with the exception of securities redeemable by drawing of lots issues before November 3, 1984.


                                    PART IV

                               COMPANY MANAGEMENT

ARTICLE 17

The Company shall be managed by a Board of Directors consisting of no less than six and no more than eighteen members except where this number is exceeded as in the event of a merger under the terms laid down by law. The Shareholders' meeting shall appoint and dismiss Directors.

The Shareholders' meeting shall set the Directors' terms in such a way that Board membership is renewed as far as possible in similar proportions. Directors' terms may not exceed six years.

Without prejudice to statutory conditions pertaining to percentages of seats on the Board and valid employment contracts, two of the Directors must at the time of their appointment be both salaried employees of the Company or of an affiliate and members of a mutual fund in accordance with the conditions set out below.

All mutual funds meeting the conditions below may nominate candidates for appointment to the Board of Directors.

With regard to the above provisions:

(1) An affiliate of the CGE Group shall be defined as any company in which CGE directly or indirectly holds at least half of the voting rights or any company in which a CGE affiliate directly or indirectly holds at least half of the voting rights.

(2) The mutual funds referred to above are those formed as a result of a company share holding scheme in which the Company or an affiliate is a participant and having at least 75% of its portfolio in Company shares.

If for any reason one of the Directors appointed by the Shareholders' meeting as provided above should no longer meet the joint conditions defined above (employee of the Group or an affiliate and member of a mutual fund), he shall automatically be deemed to have retired one calendar month after the joint conditions are no longer met.

Should the number of Directors meeting the joint conditions as defined above (employment in the Group and membership of a mutual fund) fall below the number set in the present article for any reason whatsoever, the Board of Directors must make up its numbers within three months either by cooption or by calling a Shareholders' meeting to appoint a Director meeting the required conditions.

Each Director must hold at least 10 Company shares.

ARTICLE 18

Directors may be re elected subject to the conditions below.

The maximum age for holding a directorship shall be 70. This age limit does not apply if less than one third, rounded up to the nearest whole number, of serving Directors have reached the age of 70. No Director over 70 may be appointed if as a result more than one third of the serving Directors rounded up as defined above, are over 70.

If for any reason whatsoever the number of serving Directors over 70 should exceed one third as defined above, the oldest Director(s) shall automatically be deemed to have retired at the ordinary Shareholders' meeting called to approve the accounts of the financial year in which the proportion of Directors over 70 years was exceeded, unless the proportion was re-established in the interim.

Directors representing legal persons shall be taken into account when calculating the number of Directors to which the age limit does not apply.

Directors representing legal persons must replace any 70 year old representative at the latest at the ordinary Shareholders' meeting called to approve the accounts of financial year in which such representative reached the age of 70.

ARTICLE 19

A) DIRECTORS

Should one or more seats on the Board become vacant as a result of death or resignation the Board may, subject to the provisions of Article 17, make provisional appointments between two Shareholders' meetings up to the maximum number of Directors set in Article 17.

A Director appointed to replace another Director shall hold office only for the remainder of his predecessor's term of office.

Should the number of Directors fall below the statutory minimum the Directors must immediately call an ordinary Shareholders' meeting to make up the number of Directors on the Board.

Should the number of Directors fall below the minimum defined in the Bylaws but not below the statutory minimum the Board of Directors must make provisional appointments to make up the number of Directors on the Board within three months of the vacancy arising.

Appointments made by the Board pursuant to paragraphs 1 and 4 above shall be submitted to the next ordinary Shareholders' meeting for ratification. If ratification is withheld, the Board's previous acts and resolutions shall nevertheless remain valid.

B) NON VOTING OBSERVERS

On the Chairman's recommendation, the Board of Directors may appoint one or two observers.

The auditors shall be called to meetings of the Board of Directors and shall participate in a consultative capacity.

They shall be appointed for a six year term which may be renewed or revoked at any time.

They may or may not be shareholders and may receive a remuneration set annually by the Board of Directors.

ARTICLE 20

The Board of Directors shall appoint from among its members a Chairman and, if it so wishes, one or more Deputy Chairman who may be re-elected, and shall set their term of office which may not exceed their term as Director.

Regardless of the appointed term, the Chairman's office shall terminate as of right at the ordinary Shareholders' meeting called to approve the accounts for the financial year in which he reaches the age of 68.

Should the Chairman and Deputy Chairman(men) be indisposed the Chairman or, in his absence, the Board shall appoint a Director to chair the meeting.

The Board shall appoint a Secretary and may also appoint a Deputy Secretary under the same terms.

The Board shall meet as often as the interests of the Company shall require at the registered office or at such other place as the Chairman shall decide.

The Chairman shall call Board meetings by ordinary or recommended letter sent to each Director at least 7 days in advance. In an emergency a Board meeting may be called by any convenient means: telegram, telex, ordinary letter or verbally. In such a case, the above time limit need not be respected.

Directors representing at least one third of the Board may call a Board meeting, issuing the agenda, if the Board has not met for more than two months.

An agenda clearly stating matters to be discussed shall be attached to each notice of meeting.

Any Director, whether a natural person or the standing representative of a legal person, may give another Director power of attorney to represent him at a Board meeting; the authorized agent must show proof of his power of attorney at the start of the meeting. Directors may hold only one power of attorney per meeting which shall be valid for a specific meeting only.

At least half of the serving Directors must be present for the meeting to be quorate.

Resolutions shall be adopted by majority vote. In the event of a tie, the Chairman or the Director acting as Chairman shall have the casting vote.

Resolutions shall be recorded in minutes drawn up and kept as required by law.

Copies or extracts of the minutes may be validly certified by the Chairman of the Board of Directors, a Chief Executive, a Director temporarily acting as Chairman or a person with the appropriate official authorization.

Directors attending the Board of Directors' meeting shall sign the attendance register.

The names of the Directors present, represented or absent recorded in the minutes or extracts of minutes of each meeting shall be deemed sufficient proof with regard to third parties of the number of serving Directors and of their appointment.

Company executives may attend Board meetings at the Chairman's request.


ARTICLE 21

The Board of Directors shall have the widest powers without restriction or reserve to act in all circumstances on the Company's behalf. The Board shall exercise such powers within the limits of the purpose of the Company and without prejudice to the powers expressly invested in shareholders meetings by law.

ARTICLE 22

The duties of the Chairman and Chief Executive shall be carried out as required by law.

Without prejudice to the powers expressly invested in Shareholders' meetings by law and the powers specifically invested in the Board of Directors by law and within the limits of the purpose of the Company, the Chairman is invested as of right with the fullest powers to act in all circumstances on the Company's behalf.

The person or persons delegated to carry out the duties of Chief Executive shall be appointed by the Board of Directors on the Chairman's recommendation. In all events, the Chief Executive's term of office shall end at the end of the ordinary Shareholders' meeting called to approve the accounts of the financial year in which the person concerned reaches 65 years of age.

The Board of Directors, with the Chairman's agreement, shall determine the scope and duration of the powers of the Chief Executive(s). The Chief Executive(s) shall have the same powers with regard to third persons as the Chairman. The Chairman and Chief Executive(s) may be authorized to grant powers of attorney.

If the Chairman dies or is temporarily indisposed, the Board of Directors may delegate a Director to carry out the Chairman's duties. If the Chairman is temporarily indisposed, such delegation is made for a limited period and may be renewed. If the Chairman dies, it shall be valid until a new Chairman is elected.

The Board of Directors on the Chairman's recommendation or the Chairman himself may, within the limits set by law, delegate such powers as they or he deem fit, either for the management or conduct of the Company's business or for one or more specific purposes, to all authorized agents, whether members of the Board or not or member of the Company or not, individually or as committees. Such powers may be standing or temporary and may or may not be delegated to deputies.

All or some of such authorized agents may also be authorized to authenticate all copies or extracts of all documents for which certification procedures are not laid down by law, and in particular all powers of attorney, company accounts and bylaws, and to issue all certificates pertaining thereto.

Powers of attorney granted by the Board or Directors or Chairman pursuant to the present
By-laws shall remain effective should the terms of office of the Chairman or Directors expire at the time such powers of attorney were granted.

Should the Chairman die, resign or be dismissed, and unless the Board of Directors should decide otherwise, the Chief Executive(s) shall continue in their duties and in their office until the appointment of a new Chairman.

ARTICLE 23

Notwithstanding statutory provisions, particularly those concerning the Chairman of the Board of Directors, Directors do not in the exercise of their management enter into any personal or joint undertaking with regard to the Company's commitments; within the limits set by the laws in force, they shall only be liable for performance of their appointed duties.

Any agreements between the Company and one of its Directors or Chief Executives or between the Company and another undertaking if a Company, Director or Chief Executive is the owner, partner with unlimited liability, manager, Director, Chief Executive, member of the Management Committee or Supervisory Board of said undertaking shall be subject to the authorizations and approvals required by law.

ARTICLE 24

The Shareholders' meeting may award and set Directors' fees which shall remain unchanged until amended by a new resolution.

The Board shall distribute said amount among the Directors as it sees fit and as required by law.

Directors may not receive any standing or temporary remuneration from the Company other than as provided by law or not contrary to law.


                                     PART V
                               STATUTORY AUDITORS

ARTICLE 25

The ordinary Shareholders' meeting shall appoint at least two statutory auditors to undertake the duties required by law. They shall be appointed for six financial years. The Auditors may be reappointed.

The Shareholders' meeting shall appoint as many deputy auditors as statutory auditors pursuant to paragraph 1 above.

The Auditors shall be called to the meeting of the Board of Directors closing the accounts for the previous year and to all Shareholders' meetings.

The Auditors shall be entitled to remuneration in an amount set under the conditions laid down by law.

                                    PART VI
                             SHAREHOLDERS' MEETING

ARTICLE 26

Ordinary and extraordinary Shareholders' meetings deliberating under the quorum and majority conditions laid down by law shall exercise the powers invested in them by law.

Meetings shall be called according to the rules and procedures laid down by law.

Meetings shall take place at the registered office or at any other place specified by the Board of Directors within the department where the registered office is located or in any other place on the territory of the French Republic.

The agenda for Shareholders' meetings shall be drawn up by the Board of Directors if the Board calls the meeting, or by the person calling the meeting in other cases.

However, one or more shareholders meeting the conditions laid down by law may require draft motions to be included on the agenda.

The Shareholders' meeting may not consider a motion that is not on the agenda.

ARTICLE 27

An ordinary Shareholders' meeting shall be held annually during the first six months of the year.

Shareholders' meetings, whether ordinary or extraordinary, shall consist of all shareholders without distinction.

Owners of registered shares are entitled to attend any Shareholders' meeting provided that the shares have been registered in their name at the latest five days before the date of the meeting. Owners of bearer shares must, at least five days before the date of the meeting, prove that their shares have been deposited as required by law or produce one of the certificates referred to in
Article 136 of the decree of March 23, 1967.

These periods may be curtailed by a decision of the Board of Directors.

A shareholder may be represented by another shareholder or by his or her spouse.

Shareholders may vote by post at a Shareholders' meeting under the conditions laid down by law.

ARTICLE 28

Shareholders' meetings shall be chaired either by the Chairman or a Deputy Chairman of the Board of Directors, or by a Director appointed by the Board of Directors or by the Chairman.

The tellers shall be the two members of the meeting representing the largest number of votes or, should they refuse, those who come after them in descending order until the duties are accepted.

The officers of the meeting shall appoint a Secretary, who need not be a shareholder.

ARTICLE 29

Without prejudice to the following provisions, each member of the Shareholders' meeting has as many votes as shares that he owns or represents.

However, double voting rights are attached to all fully paid up registered shares, registered in the name of the same holder for at least three years.

Double voting rights shall be cancelled as of right for any share that is converted into a bearer share or whose ownership is transferred. However, the period set here above shall not be interrupted, nor existing rights cancelled, where ownership is transferred, the shares remaining in registered form, as a result of intestate or testamentary succession, the division between spouses of a common estate, or donation inter vivos in favour of a spouse or heirs.

Whatever number of shares a shareholder possesses, directly and/or indirectly, he may not cast, as single votes in his own name or as a proxy, more than 8% of the votes attached to the shares present or represented when any motion at a Shareholders' meeting is put to the vote. This limit may be exceeded if such shareholder is further entitled to double votes, in his own name or as a proxy, taking into account such additional voting rights only. However, the total number of votes cast may not under any circumstances whatsoever exceed 16% of the votes attached to the shares present or represented. Indirectly held shares and shares treated in the same way as owned shares as defined by the provisions of Article 356.1 and seq. of the law on companies shall be taken into account when applying the above mentioned limit.

The limitation instituted in the preceding paragraph automatically becomes null and void from that time when an individual or a legal entity, acting alone or in concert with one or more individuals or legal entities, comes to hold at least 66,66% of the total number of the company's shares, as the result of a public offering to purchase or exchange relating to all of the company's shares. The Board of Directors agrees that at the announcement of such offerings, such invalidation will take effect.

The limitation instituted in paragraph four above does not apply to the chairman of the Shareholders' meeting casting a vote pursuant to proxies received in accordance with the legal obligation deriving from Article 161(4) of the law of July 24, 1966 on commercial companies.

Voting rights in all ordinary, extraordinary or special Shareholders' meeting belong to the usufructuary.

ARTICLE 30

The proceedings of the Shareholders' meeting shall be recorded in minutes drawn up and kept as required by law.

An attendance register shall be kept in which shall be recorded the name, first name and address of shareholders attending the meeting or voting by post or proxy, the name, first name and address of the proxies themselves, the number of shares and the number of votes attached to them.

The register, duly signed by the shareholders present or their proxies, shall be declared accurate by the officers of the meeting and filed at the registered office. The register shall be made available to any shareholder as required by law.

ARTICLE 31

Copies or extracts of the minutes may be authenticated by the chair of the Board of Directors, the secretary of the Shareholders' meeting or the Director appointed to chair the meeting.

ARTICLE 32

The duty constituted Shareholders' meeting shall represent all the shareholders.

Its decisions are binding on all shareholders, including those not present or dissenting.

                                    PART VII
                           FINANCIAL YEAR - INVENTORY

ARTICLE 33

The financial year shall begin on January 1 and end on December 31.

ARTICLE 34

At the end of each financial year, the Board of Directors shall draw up an inventory of assets and liabilities existing at the date, and accounts for the year pursuant to the provisions of Section 2, Book One of the Commercial Code. As required by law, the Board shall also draw up a report on the management of the company and the activity of its subsidiaries during the previous financial year and, where relevant, consolidated accounts.

The inventory, balance sheet, profit and loss account and notes to the annual accounts, annual report and consolidated accounts shall be made available to the Auditors at the registered office within the time laid down by law.

Shareholders are entitled, under the conditions laid down by law, to exercise their statutory right to information.

                                   PART VIII
                   DEPRECIATION - PROVISION - LEGAL RESERVES
                   APPROPRIATION AND DISTRIBUTION OF PROFITS


ARTICLE 35

The proceeds of the financial year, after deduction of overheads, employers' contributions, interest on previously issued bonds or participating securities, depreciation and amortisation of corporate assets and all provisions for commercial, industrial or other risks that the Board of Directors should deem necessary, shall constitute the profits for the financial year.

The distributable profits shall be the profits for the financial year minus previous losses and sums allocated to reserves as provided for by law and in the Articles of Association plus income carried over.

Distributable profits shall be appropriated as follows:

1) The Shareholders' meeting, on a proposal of the Board, may decide to carry over or allocate to reserves some or all the distributable profits, particularly in application of tax regulations.

2) From the remainder, if any, shall be deducted the sum necessary to pay the shareholders, as an initial dividend, 5% per annum of the amount in which their shares are paid up and not redeemed. However, if year end profits are insufficient to make such payment, a retroactive right may be exercised on the profits of subsequent years.

3) From the remainder the Shareholders' meeting may, on a proposal of the Board, deduct such sums as it deems fit and allocate them to reserves of whatever kind or to a special fund for the redemption or reduction of the share capital by reimbursement or purchase of company shares, or carry them over.

The profit balance shall be divided between the shareholders in proportion to the nominal amount of their shares.

ARTICLE 36

The dividend shall be paid, within the statutory time limit, on dates set by the Shareholders' meeting or, failing that, by the Board of Directors which may, without waiting for the Shareholders' meeting to approve the accounts, distribute an interim dividend under the terms and conditions laid down by law.

The ordinary Shareholders' meeting is authorized to grant each shareholder the option to receive payment of the dividend or interim dividend in shares under the terms and conditions laid down by law.

                                    PART IX
                           DISSOLUTION - LIQUIDATION

ARTICLE 37

The Shareholders' meeting, deliberating under the conditions required by law, may at any time and for whatever reason decide to dissolve the Company before its due date.

ARTICLE 38

If as a result of losses shown in accounting records, the Shareholders' equity should fall to below half of the Capital Stock the Board of Directors is required, within four months of approval of the accounts showing such loss, to call an extraordinary Shareholders' meeting to decide whether the Company should be dissolved.

If the Shareholders' meeting decides not to dissolve the Company, the Company is required, at the latest by the end of the second financial year following the financial year in which the losses were recorded, to reduce its capital by an amount equal to the amount of losses that could not be charged to reserves if, during such period, Shareholders' equity has not been reconstituted to a value equal to at least half the share capital.

In both cases the resolution adopted by the Shareholders' meeting shall be published as required by law.

ARTICLE 39

When the Company reaches its due date, or in the event of early dissolution, the Shareholders' meeting shall decide the manner of liquidation, appoint one or more liquidators and set their remuneration.

In the event of the death, resignation or indisposition of the liquidators the ordinary Shareholders' meeting, called under the condition laid down by law, shall take steps to replace them.

The Shareholders' meeting shall retain the same powers during liquidation as in the Company's course of business.

On completion of the liquidation the shareholders shall be called to approve the liquidator's accounts and discharge him and to record the closing of the liquidation.

The liquidator(s) shall carry out their duties under the conditions laid down by law. In particular, they shall realize all the Company's movable and fixed assets, including by private treaty, and extinguish all its liabilities. They may also, with the authorization of the extraordinary Shareholders' meeting, transfer the Company's entire assets or contribute them to another company, in particular by way of a merger.

Assets remaining after all liabilities have been extinguished shall first be used to pay shareholders a sum equal to the paid up and non redeemed capital.

Any surplus shall constitute profits and shall be divided between all the shares in proportion to their nominal amount subject to the provisions of
Article 11 above.

                                     PART X
                                    DISPUTES

ARTICLE 40

Any disputes that may arise during the Company's term or at its liquidation, whether between shareholders and the Company or between shareholders themselves where they concern company matters, shall be subject to the jurisdiction of the competent courts.

                                    PART XI
                                  NOTIFICATION

ARTICLE 41

Notification formalities for acts and amendments to the Articles of Association and By-laws shall be carried out as required by law.

All powers are given to the bearers of documents to file them as required by law.